FINANCIAL PROJECTIONS

The Debtors anticipate that the Effective Date of the Plan will occur in September 2013. For purposes of these Projections, the Effective Date is assumed to be September 30, 2013. These Projections were prepared to show the estimated consolidated financial positions, results of operations, and cash flows of the Debtors and take into account the estimated effects on the capitalization of the Debtors as defined in the Plan.

For purposes of developing the Plan and evaluating its feasibility, the following financial projections (the “Projections”) were prepared. The Projections reflect the Debtors’ management’s estimate of their expected consolidated financial position, results of operations and cash flows for the Reorganized Debtors for 2013, 2014, 2015, 2016, 2017, and 2018 (the “Projection Period”). Accordingly, the Projections reflect management’s judgment of expected future operating and business conditions, which are subject to change. Although the Debtors have prepared the Financial Projections in good faith and believe the assumptions to be reasonable, it is important to note that the Debtors can provide no assurance that such assumptions will be realized. The Debtors’ financial advisors have relied upon the accuracy and completeness of financial and other information furnished by the Debtors’ management and did not attempt to independently audit or verify such information.

All estimates and assumptions shown within the Projections were developed by the Debtors’ management. The Projections have not been audited or reviewed by independent accountants. The assumptions disclosed herein are those that management believes to be significant to the Projections. Although the Debtors’ management is of the opinion that these assumptions are reasonable under the circumstances, such assumptions are subject to significant uncertainties, such as change in customer demand and collection rates, successful implementation of growth plans and capital expenditures, interconnection fee rates, laws and regulations, foreign currency, interest rates, inflation, and other economic factors affecting the businesses of the Reorganized Debtors. Despite efforts to foresee and plan for the effects of changes in these circumstances, the impact cannot be predicted with certainty. Consequently, actual financial results could vary significantly from projected results.

THE PROJECTIONS, INCLUDING THE UNDERLYING ASSUMPTIONS, SHOULD BE CAREFULLY REVIEWED IN EVALUATING THE PLAN. WHILE THE DEBTORS’ MANAGEMENT BELIEVE THE ASSUMPTIONS UNDERLYING THE PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED.

THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE PURCHASERS, DEBTORS, REORGANIZED DEBTORS, OR ANY OTHER PERSON AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED.

The significant assumptions used in the preparation of the Projections are stated below. The Projections assume that the Debtors will emerge from chapter 11 on September 30, 2013 (the “Assumed Effective Date”). The Projections should be read in conjunction with (i) the Disclosure Statement, including any of its exhibits or incorporated references, as well as the Risk Factors set forth in Article X, and (ii) the significant assumptions, qualifications and notes set forth below.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS (THE “AICPA”), THE FINANCIAL ACCOUNTING STANDARDS BOARD (THE “FASB”) OR THE RULES AND REGULATIONS OF THE SEC. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED, REVIEWED, OR SUBJECTED TO ANY PROCEDURES DESIGNED TO PROVIDE ANY LEVEL OF ASSURANCE BY THE DEBTORS’ INDEPENDENT PUBLIC ACCOUNTANTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY THE DEBTORS’ MANAGEMENT, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS’ MANAGEMENT. THESE UNCERTAINTIES INCLUDE, AMONG OTHER THINGS, THE ULTIMATE OUTCOME AND CONTENTS OF A CONFIRMED PLAN OF REORGANIZATION, THE NEW CAPITAL CONTRIBUTION AND THE EQUITY TENDER OFFER AND THE TIMING OF THE CONFIRMATION OF SUCH A PLAN, NEW CAPITAL CONTRIBUTION AND EQUITY TENDER OFFER. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THESE PROJECTIONS.

The Projections herein include:

a.	Pro forma projected consolidated balance sheets as of the periods ending September 30, 2013 and December 31, 2013, 2014, 2015, 2016, 2017, and 2018 reflecting the estimated effect of the Plan on the capitalization of the Reorganized Debtors after emerging from chapter 11. The pro forma projected consolidated balance sheet of the Reorganized Debtors as of September 30, 2013 reflects (i) the effects of projected pre-confirmation activities up to the Assumed Effective Date, (ii) the estimated effect of the discharge of pre-petition obligations pursuant to the Plan, and (iii) the estimated effects of the Plan, New Capital Contribution, and Equity Tender Offer, and the payment of certain costs and obligations pursuant to or due with respect to the Plan on the Assumed Effective Date.

b.	Projected consolidated statements of operations as of the quarterly period ending December 31, 2013 and as of the annual periods ending December 31, 2013, 2014, 2015, 2016, 2017, and 2018 reflecting the estimated effect of the Plan after emerging from chapter 11.

c.	Pro forma projected consolidated statements of cash flows of the Reorganized Debtors as of the quarterly period ending December 31, 2013 and as of the annual periods ending December 31, 2013, 2014, 2015, 2016, 2017, and 2018 as presented herein reflecting the cash flow effects of the aforementioned items.

Debtors Consolidated Income Statement Projections[1]
(MXP in millions)

	4Q13E	2013E	2014E	2015E	2016E	2017E	2018E
Revenue	620.5	2,441.8	2,411.9	2,384.9	2,358.7	2,333.3	2,324.3
Cost of Goods Sold	(251.3)	(985.0)	(977.1)	(968.9)	(962.7)	(953.0)	(956.9)
Gross Profit	369.2	1,456.8	1,434.9	1,416.0	1,396.0	1,380.3	1,367.4

Selling, General & Administrative	(178.7)	(709.7)	(714.3)	(699.8)	(674.9)	(650.9)	(628.2)
EBITDA	190.6	747.1	720.6	716.2	721.1	729.4	739.2

Depreciation & Amortization	(180.7)	(655.9)	(721.0)	(707.0)	(701.1)	(702.2)	(677.5)
Operating Income	9.9	91.2	(0.4)	9.2	20.1	27.2	61.7

Interest Expense	(35.9)	(226.9)	(142.1)	(141.7)	(153.5)	(165.3)	(177.1)
Interest Income	3.1	6.1	16.7	5.5	7.1	8.7	10.2
FX Gain/Loss	0.0	(28.0)	0.0	0.0	0.0	0.0	0.0
Other Expenses	0.0	(26.4)	0.0	0.0	0.0	0.0	0.0
Professional fees	0.0	(139.2)	0.0	0.0	0.0	0.0	0.0
EBT	(22.9)	(323.2)	(125.8)	(127.1)	(126.3)	(129.4)	(105.2)

Income Tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net Income/(Loss)	(22.9)	(323.2)	(125.8)	(127.1)	(126.3)	(129.4)	(105.2)

[1]	Notes to the 2013-2018 projections presentation: (a) projected Cost of Goods Sold includes bank processing fees for customer collections, (b) projected depreciation includes write-downs of fixed assets and (c) professional fees for 1Q 2013 are included in Other Expenses.

Debtors Consolidated Cash Flow Projections
(MXP in millions)

	4Q13E	2013E	2014E	2015E	2016E	2017E	2018E
Operating Activities
Net Income/(Loss)	(22.9)	(323.2)	(125.8)	(127.1)	(126.3)	(129.4)	(105.2)
Plus: Depreciation	180.7	655.9	721.0	707.0	701.1	702.2	677.5
Plus: Interest Expense	35.9	226.9	142.1	141.7	153.5	165.3	177.1
Less: Cash Interest	(30.6)	(162.0)	(147.1)	(146.8)	(158.9)	(171.1)	(183.4)
Change in Net Working Capital	45.4	(225.2)	12.9	5.2	10.3	7.9	3.4
Other Operating	0.0	(114.6)	0.0	0.0	0.0	0.0	0.0
Cash Flow From Operating Activities	208.4	57.7	603.1	580.1	579.6	574.9	569.4

Investing Activities
Capital Expenditures	(163.4)	(445.6)	(447.7)	(395.0)	(394.2)	(396.4)	(396.1)
Other Investing	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash Flow From Investing Activities	(163.4)	(445.6)	(447.7)	(395.0)	(394.2)	(396.4)	(396.1)

Financing Activities
Proceeds from Equity Investment	0.0	580.1	0.0	0.0	0.0	0.0	0.0
Other Financing	(1.0)	41.5	(3.6)	(1.1)	0.0	0.0	0.0
Cash Flow From Financing	(1.0)	621.6	(3.6)	(1.1)	0.0	0.0	0.0

Net Cash Flow	44.0	233.7	151.8	184.0	185.4	178.5	173.3

Beginning Cash & Cash Equivalents	336.2	146.5	380.2	532.1	716.1	901.5	1,080.1
Ending Balance	380.2	380.2	532.1	716.1	901.5	1,080.1	1,253.4

Debtors Consolidated Statement of Financial Position Projections
(MXP in millions)

	3Q13E	4Q13E	2013E	2014E	2015E	2016E	2017E	2018E
Assets
Cash & Cash Equivalents	336.2	380.2	380.2	532.1	716.1	901.5	1,080.1	1,253.4
Accounts Receivable	690.1	690.7	690.7	679.8	676.2	668.4	662.8	662.6
Inventory	19.5	19.5	19.5	19.5	19.5	19.5	19.5	19.5
Other Current Assets	173.6	173.6	173.6	173.6	173.6	173.6	173.6	173.6
Total Current Assets	1,219.4	1,264.0	1,264.0	1,405.0	1,585.3	1,763.0	1,935.9	2,109.0

Net Property, Plant & Equipment	3,704.7	3,688.6	3,688.6	3,420.3	3,113.3	2,811.8	2,511.8	2,236.7
Intangible Assets	125.7	125.7	125.7	125.7	125.7	125.7	125.7	125.7
Other Long-Term Assets	19.7	19.7	19.7	19.7	19.7	19.7	19.7	19.7
Total Assets	5,069.4	5,098.1	5,098.1	4,970.7	4,844.0	4,720.2	4,593.1	4,491.1

Liabilities & Shareholders' Equity
Accounts Payable	199.6	245.6	245.6	242.1	238.3	235.5	232.4	230.2
Other Current Liabilities	22.7	29.2	29.2	34.6	40.0	45.3	50.7	56.1
Total Current Liabilities (excl. Debt)	222.3	274.8	274.8	276.7	278.2	280.8	283.1	286.3

Senior Notes	2,325.0	2,325.0	2,325.0	2,325.0	2,325.0	2,325.0	2,325.0	2,325.0
Capital Leases	5.6	4.7	4.7	1.1	0.0	0.0	0.0	0.0
Other Liabilities	61.7	61.7	61.7	61.7	61.7	61.7	61.7	61.7
Total Liabilities	2,614.6	2,666.1	2,666.1	2,664.5	2,664.9	2,667.5	2,669.8	2,673.0

Shareholders' Equity
Retained Earnings & Common Stock	2,454.8	2,432.0	2,432.0	2,306.2	2,179.1	2,052.7	1,923.3	1,818.1
Total Shareholders' Equity	2,454.8	2,432.0	2,432.0	2,306.2	2,179.1	2,052.7	1,923.3	1,818.1

Total Liabilities and Shareholders' Equity	5,069.4	5,098.1	5,098.1	4,970.7	4,844.0	4,720.2	4,593.1	4,491.1

Notes to Projected Financial Statements

These Projections were prepared in good faith based on assumptions believed to be reasonable and applied in a manner consistent with past practices. Certain assumptions which may or may not prove to be correct include customer demand and collection rates, successful implementation of growth plans and capital expenditures, interconnection fee rates, laws and regulations, foreign currency, interest rates, inflation, and other economic factors affecting the Debtors’ businesses. The Projections should be read in conjunction with (i) the Disclosure Statement, including any of its exhibits or incorporated references, as well as the Risk Factors set forth in Article X, and (ii) the significant assumptions, qualifications and notes set forth in this Exhibit D. The Projections and the accompanying notes to them are presented in millions of MXP.

THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH OR DISCLOSE THEIR FINANCIAL PROJECTIONS. ACCORDINGLY, THE DEBTORS DO NOT INTEND, AND DISCLAIM ANY OBLIGATION TO, (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS AT ANY TIME IN THE FUTURE, (B) INCLUDE UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR (C) OTHERWISE MAKE UPDATED INFORMATION OR PROJECTIONS PUBLICLY AVAILABLE. THE SUMMARY FINANCIAL PROJECTIONS AND RELATED INFORMATION PROVIDED IN THE DISCLOSURE STATEMENT AND THE EXHIBITS THERETO HAVE BEEN PREPARED EXCLUSIVELY BY THE DEBTORS’ MANAGEMENT. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE DEBTORS’ CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS AND RELATED INFORMATION OR AS TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THUS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS AND RELATED INFORMATION, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

A.	General

(a)	Methodology: The Projections are based upon the Debtors’ actual, audited financial results through December 31, 2012 and a detailed operating budget for 2013. Projected operating performance for the years 2014 to 2018 has been estimated using the 2012 actual results and the 2013 operating budget. The Projections incorporate certain assumptions and initiatives, including, but not limited to: (i) market growth and penetration, growth in RGUs and ARPU, (ii) operating costs, (iii) selling, general and administrative expenses, (iv) the implementation of the Debtors’ financial restructuring, (v) estimated terms of the Step-Up Senior Notes, and (vi) planned and projected capital expenditures (excluding any incremental capital expenditures from the $45 million USD investment by Purchaser).

(b)	Plan Consummation: The Projections assume that the Plan will be confirmed prior to and consummated on September 30, 2013.

(c)	Industry Environment: The industry environment in the Mexican telecommunications segment is increasingly competitive and rapidly changing. The Debtors face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) as well as other telecommunications providers and new market entrants such as cable operators. Telmex is the largest telecommunications service provider in Mexico with a market share of approximately 72.5% in telephone services and approximately 72.1% in broadband internet access. In addition, cable operators who have substantial coverage of cities the Debtors currently serve may offer the same voice and data services the Debtors provide at lower prices since telephony income represents incremental revenue to cable operators. The emergence of satellite television in Mexico as one of the main competitors of cable television has adversely affected the demand for cable, especially since satellite television providers are not limited by network coverage. Many of the Debtors’ current and potential competitors have significantly more employees and greater financial, technical, marketing, and other resources than the Debtors do.

The Debtors expect increased competition in the upper and medium income socio-economic segments in the short-term and in the medium-term the Debtors expect this competition to spread to other segments. If the Debtors are unable to offer similar products at competitive prices, they may lose significant market share which would have a material adverse effect on the Debtors’ business and results of operation.

(d)	Foreign Exchange: The Step-Up Senior Notes are U.S. Dollar denominated while most of the Reorganized Debtors’ operations are denominated in Mexican Pesos. The exchange rate assumptions for payment obligations under the notes are unchanged throughout the projection period and based on prevailing historical exchange rates.

B.	Assumptions for Projections (in millions MXP)

(a)	Business Strategy: The Projections assume that the Debtors’ business strategy will not change as a result of its reorganization and change of ownership as a result of the New Capital Contribution and Equity Tender Offer. The Debtors aim to continue to be a leading provider of telecommunications services in their current market segments in Mexico, and intend to expand their services throughout other regions in Mexico. The Debtors currently offer residential and business services in the cities of Puebla, Mexico City, Queretaro, San Luis Potosi, and Tehuacan. Upon emergence, the Reorganized Debtors intend to focus their development efforts on a small number of large cities where they will seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale.

(b)	Consolidated Revenues: The Projections assume the Debtors will increase revenues from $2,201 million MXP in 2012 to $2,324 million MXP in 2018, representing a CAGR of 0.9%. The revenue projections forecasted are primarily a result of higher consumption assumptions from the Debtors’ commercial clients and higher revenue growth in the Debtors’ wholesale market, as a consequence of a dynamic strategy in traffic termination, offsetting churn in the Debtors’ client base.

(c)	Cost of Goods Sold (“COGS”): Cost of goods sold mainly includes network operating costs, which include: (i) technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment); (ii) installation expenses, when applicable; and (iii) disconnection expenses. COGS is expected to increase from $812 million MXP in 2012 to $957 million MXP in 2018. Cost of Goods Sold includes certain bank processing fees for customer collections. The Debtors’ COGS as a percentage of consolidated revenues was estimated at 36.9% in 2012 and is projected to increase to 41.2% in 2018. The Debtors expect COGS to rise due to expected increases in sales costs, expected increases in technical expense due to the aging of infrastructure and expected increases in installation expenses as a result of a higher RGU base.

(d)	Selling, General, & Administrative (“SG&A”) Expenses: Consolidated SG&A expenses include operating expenses, consisting primarily of: (i) salaries, wages, and benefits; (ii) fees, which are primarily related to consulting, legal, and accounting services; (iii) leasing costs, which are primarily related to Debtors’ headquarters, warehouses, and other facilities; (iv) marketing expenses, which are primarily related to the implementation of Debtors’ branding campaign, general advertising, and promotions; and (v) allowance for doubtful accounts (related to past due accounts receivable). Consolidated SG&A expenses are expected to decrease from $700 million MXP in 2012 to $628 million MXP in 2018. As a percentage of consolidated revenues, SG&A expense was estimated at 31.8% in 2012 and is projected to decrease to 27.0% in 2018. The Debtors expect to streamline SG&A operations and reduce costs as a result of scale economies from increased volume and better efficiency in sales.

(e)	EBITDA[2]☐: EBITDA is expected to increase from $690 million MXP in 2012 to $739 million MXP in 2018, which represents a 1.2% CAGR during the Projection Period. As a percentage of consolidated revenues, EBITDA increases from 31.3% in 2012 to 31.8% in 2018. The Debtors’ EBITDA margin improvement is attributable to mix shift into higher margin business and reductions in other costs.

[2]	“EBITDA” means, for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization, or write-off of debt discount and debt issuance costs and commissions, discounts, and other fees and charges associated with indebtedness, (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) any non-cash compensation expense, and (f) any extraordinary, unusual, or non-recurring expenses or losses (including, for the avoidance of doubt and regardless of whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, any expenses or losses related to the Transactions and any losses on sales of assets outside of the ordinary course of business), and minus, without duplication, to the extent included in the statement of such Consolidated Net Income for such period, the sum of (a) interest income, (b) any extraordinary, unusual or non-recurring income or gains (including, for the avoidance of doubt and regardless of whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, any income or gains related to the Transactions and any gains on the sales of assets outside of the ordinary course of business) and (c) any other non-cash income, all as determined on a consolidated basis.

(f)	Depreciation and Amortization: Principally represents non-cash expense corresponding mainly to telecommunications network depreciation as well as write-downs related to fixed asset impairments. The Debtors’ management expects to record Depreciation and Amortization of $656, 721, 707, 701, 702, and 678 million MXP for 2013, 2014, 2015, 2016, 2017, and 2018, respectively.

(g)	Interest Income and Expense: From January 1, 2013 through June 15, 2013, interest expense reflects the actual or projected interest expense on existing debt. However, the actual cash interest paid on the Assumed Effective Date has been calculated according to the Plan. For June 15, 2013 through 2018, interest expense is projected based on the Reorganized Debtors’ estimated debt structure after the Plan is consummated.

Step-Up Senior Notes:

The Step-Up Senior Notes are projected to have a balance of $2,325 million MXP upon the assumed Issue Date, which incorporates capitalized interest in the amount of 11% on the Senior Notes for the period from (and including) April 15, 2013 through (and excluding) June 15, 2013. The Step-Up Senior Notes will accrue interest from the Assumed Effective Date until June 14, 2016 at a rate of 6% per annum. From June 15, 2016 until June 14, 2018, the Step-Up Senior Notes will accrue interest at a rate of 7% per annum. From June 15, 2018 until the date of maturity, the Step-Up Senior Notes will accrue interest at a rate of 8% per annum.

(h)	Restructuring Fees: Restructuring fees principally correspond to external professional legal and financial advisory fees attributable to the restructuring and are not expected to continue upon emergence.

(i)	Taxes: It is assumed that the Debtors pay taxes according to Mexican tax laws, which state that taxpayers should pay the higher amount resulting from the calculation of the income tax (Impuesto Sobre la Renta or ISR) and the flat-rate business tax (Impuesto Empresarial de Tasa Única or IETU). In addition, existing net operating loss carryforwards and other tax credits are employed to offset the Debtors’ taxes payable from 2013 to 2018. As a result of the net operating loss carryforwards, the Debtors’ management does not expect the Debtors to pay any taxes from 2013 to 2018.

(j)	Capital Expenditures: Capital expenditures are expected to increase as the telecommunications network is expanded. The majority of capital expenditures are attributable to maintenance expenditures and do not contemplate any additional capital expenditures from the Purchaser’s New Capital Contribution. Capital expenditures are projected to be: $446, 448, 395, 394, 396, and 396 million MXP for 2013, 2014, 2015, 2016, 2017, and 2018, respectively.

(k)	Net Working Capital: Net working capital consists principally of accounts receivable, inventory and accounts payable, which are projected at historical payment terms, respectively, from 2013 to 2018. Hypothetical payment of overdue but undisputed payables to certain suppliers are assumed to be made on the Assumed Effective Date.

The Projections of the Reorganized Debtors for fiscal years ended December 31, 2013, 2014, 2015, 2016, 2017, and 2018 as set forth herein are unaudited and should be read in conjunction with (i) the Disclosure Statement, including any of its exhibits or incorporated references, as well as the Risk Factors set forth in Article X, and (ii) the significant assumptions, qualifications and notes set forth below.

PURCHASERS’ BELIEF REGARDING PROJECTIONS

The Debtors understand that the Purchasers currently intend to utilize the majority of the $45 million New Capital Contribution to upgrade and expand the Debtors’ network assets, including both hardware and software. The Purchasers believe that this investment could expand the Debtors’ ability to attract commercial customers, increase the average number of services to which residential customers subscribe, and reduce customer churn, all of which could result in the Reorganized Debtors outperforming the Projections. In addition, the Purchasers believe that utilizing the New Capital Contribution in this manner could reduce certain costs, potentially resulting in higher gross and EBITDA margins than set forth in the Projections. Any and all such beliefs by the Purchasers are the views of an outside investor with no experience operating or managing the Debtors’ business, and there is no assurance that the Purchasers will implement a business plan conforming to these projections, and any overperformance as compared to the Projections may not be realized or possible, as well as being subject to all of the risk factors identified in Article X of the Disclosure Statement.